Exhibit 99.1

IAMGOLD Reports Strong Operating Cash Flow, Up $276 Million (721%) in 2016

A Year of Achievements Sets the Stage for Growth

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the annual Management Discussion and Analysis (MD&A) and Audited Consolidated
Financial Statements as at December 31, 2016 for more information.

TSX: IMG NYSE: IAG

TORONTO, Feb. 22, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter and year ended December 31, 2016.

"We had an excellent year," said Steve Letwin, President and CEO of IAMGOLD. "Operating results were strong, with all of our mines exceeding production guidance and costs benefiting from significant performance improvement initiatives. Operating cash flow increased by 721%, gold margins rose by 56% and we ended the year with $763 million in cash. Throughout the year, we achieved objectives that set the stage for our growth opportunities today and in the future. We signed an agreement to acquire the rights to the Saramacca property in Suriname, and recently reported drilling results indicating significant mineralization. At Sadiola, we made a decision to proceed with the expansion as soon as our agreements with the government are finalized. At Essakane, we expect to delineate a resource for the eastern portion of the Falagountou deposit. And at Westwood, the team has done outstanding work to achieve aggressive ramp-up targets. These accomplishments form the backbone of a plan to extend the life of our mines, lower our cost structure, and grow production by 25% over the next four years.

"Further out, we have solid growth options in our own backyard. Following positive government decisions on environmental assessments for Côté Gold and a positive preliminary economic assessment, we expect to complete a pre-feasibility study by the end of the second quarter. Additionally, we have exploration projects with declared resources and others fast approaching that stage."

2016 Highlights

•	Attributable gold production of 813,000 oz exceeded top end of guidance; up 7,000 oz from 2015.
•	Production at all sites exceeded top end of guidance ranges.
•	Cost of sales[1] of $794/oz sold, a new measure added in 2016, $111/oz lower than 2015.
•	All-in sustaining costs[2] of $1,057/oz sold, at low end of guidance and $61/oz lower than 2015.
•	Total cash costs[2] of $739/oz produced, below guidance and $96/oz lower than 2015.
•	Gross profit of $102.2 million, up $156.8 million from 2015.
•	Gold margin[2] of $505/oz, up $182/oz from 2015.
•	Net earnings of $52.6 million ($0.13 per share), up $849.7 million ($2.17 per share) from 2015.
•	Adjusted net earnings from continuing operations[2] of $3.9 million ($0.01 per share2), up $173.9 million ($0.45 per share) from 2015.
•	Net cash from operating activities of $314.4 million, up $276.1 million from 2015.
•	Cash, cash equivalents and restricted cash of $762.7 million as at December 31, 2016.
•	Established a $250 million revolving credit facility; with commitments of $170 million.
•	Subsequent to year end, amended the credit facility adding $80 million of additional commitments resulting in total commitments of $250 million, with similar terms and conditions.
•	Completed $230 million (gross proceeds) equity financing to strengthen balance sheet, reduce debt and fund organic growth, including the expansion of Sadiola.
•	Purchased $145.9 million (face value) of outstanding senior unsecured notes.
•	Sold gold bullion for proceeds of $170.3 million; realizing a $72.9 million gain after transaction costs.
•	Issued flow-through shares for total proceeds of $43.6 million.
•	Finalized agreement with Government of Suriname to acquire the rights to the Saramacca property, and expect to complete an initial mineral resource estimate by Q3 2017.
•	Subsequent to year end, announced assay results for the 2016 drilling program at Saramacca. Highlights included: 4.31 g/t Au over 101.0 metres; 3.98 g/t Au over 78.0 metres, 5.22 g/t Au over 46.5 metres and 4.78 g/t Au over 24.0 metres.
•	Announced intention to move ahead with Sadiola Sulphide Project contingent upon Government of Mali's renewal of operating and construction permits, power agreement and fiscal terms.
•	Achieved ramp-up targets at Westwood, including 25 km of underground development.
•	Signed definitive agreement with Merrex Gold to acquire, in an all-share transaction, all issued and outstanding shares not already owned by IAMGOLD; transaction expected to close Q1 2017.
•	Subsequent to year end, announced results of a Preliminary Economic Assessment setting out a potential alternative development scenario for the Côté Gold project, and a positive decision on the provincial environmental assessment, which followed a positive decision on the federal environmental assessment in April 2016.
•	On February 16, 2017, INV Metals Inc. ("INV Metals") announced a C$27.6 million bought deal financing, including a C$3.6 million over-allotment option, for advancing the development of the Loma Larga project in Ecuador and for general corporate purposes. Our intent is to maintain our existing equity ownership interest of 35.6% in INV Metals.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended December 31,		Years ended December 31,
Financial Results ($ millions, except where noted)	2016	2015	2016	2015
Continuing Operations
Revenues	$252.5	$238.2	$987.1	$917.0
Cost of sales	$233.4	$283.5	$884.9	$971.6
Gross profit	$19.1	$(45.3)	$102.2	$(54.6)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$(5.3)	$(675.9)	$52.6	$(797.1)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.01)	$(1.73)	$0.13	$(2.04)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$3.3	$(62.8)	$3.9	$(170.0)
Adjusted net earnings (loss) from continuing operations attributable to equity holders per share ($/share)[1]	$0.01	$(0.16)	$0.01	$(0.44)
Net cash from (used in) operating activities	$65.2	$(37.3)	$314.4	$38.3
Net cash from (used in) operating activities before changes in working capital[1]	$63.3	$(59.9)	$290.1	$79.5
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$—	$—	$41.8
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$—	$—	$0.11
Key Operating Statistics
Gold sales – attributable (000s oz)	218	219	808	808
Gold production – attributable (000s oz)	215	199	813	806
Average realized gold price[1] ($/oz)	$1,190	$1,101	$1,244	$1,158
Cost of sales[2] ($/oz)	$784	$1,019	$794	$905
Total cash costs[1] ($/oz)	$740	$825	$739	$835
All-in sustaining costs[1] ($/oz)	$995	$1,202	$1,057	$1,118
Gold margin[1] ($/oz)	$450	$276	$505	$323

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Cost of sales, excluding depreciation, as disclosed in note 35 of the Company's annual consolidated financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

FULL YEAR AND FOURTH QUARTER 2016 HIGHLIGHTS

Financial Performance

•	Revenues from continuing operations for 2016 were $987.1 million, up $70.1 million or 8% from the prior year primarily due to a higher realized gold price ($67.8 million) and higher sales volume at Westwood ($4.5 million), partially offset by lower sales volume at Rosebel ($3.6 million). Revenues from continuing operations for the fourth quarter 2016 were $252.5 million, up $14.3 million or 6% from the same prior year period due to higher sales volume at Rosebel and Westwood ($20.4 million) and a higher realized gold price ($18.9 million), partially offset by lower sales volume at Essakane ($25.5 million).
•	Cost of sales from continuing operations for 2016 was $884.9 million, down $86.7 million or 9% from the prior year. The decrease was primarily the result of lower operating costs ($91.8 million), partially offset by higher royalty expense due to a higher realized gold price ($4.7 million). Operating costs were lower primarily due to higher capitalized stripping at Essakane, lower realized fuel prices, lower inventory write-downs, the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following workforce reductions in 2015, lower realized derivative losses and the stronger U.S. dollar relative to the Canadian dollar and the Euro, partially offset by higher fuel consumption at Essakane.
•	Cost of sales from continuing operations for the fourth quarter 2016 was $233.4 million, down $50.1 million or 18% from the same prior year period. The decrease was primarily the result of lower operating costs ($55.0 million), partially offset by higher depreciation expense ($4.3 million). Operating costs were lower primarily due to lower inventory write-downs, higher capitalized stripping and lower realized fuel prices at Essakane, the devaluation of the Surinamese dollar relative to the U.S. dollar and lower realized derivative losses, partially offset by the timing of mill maintenance at Rosebel, higher fuel consumption at Essakane and Rosebel, and higher realized fuel prices at Rosebel.
•	Depreciation expense for 2016 was $261.3 million, which was comparable to $260.9 million in the prior year primarily due to higher production and lower reserves at Rosebel and the timing of capital additions, partially offset by lower amortization of capitalized stripping at Essakane. Depreciation expense for the fourth quarter 2016 was $68.2 million, up $4.3 million from the same prior year period primarily due to the timing of capital additions and higher production at Rosebel, partially offset by lower amortization of capitalized stripping at Essakane.
•	Income tax expense from continuing operations for 2016 was $33.4 million, up $21.9 million from the prior year. The income tax expense for 2016 comprised current income tax expense of $21.7 million (2015 - $30.4 million) and deferred tax expense of $11.7 million (2015 - deferred tax recovery of $18.9 million). The increase in income tax expense in 2016 was primarily due to differences in the level of taxable income in our operating jurisdictions from one period to the next and to changes to deferred tax assets and liabilities as a result of fluctuations in foreign exchange.
•	Net earnings from continuing operations attributable to equity holders for 2016 was $52.6 million or $0.13 per share, up $849.7 million or $2.17 per share from 2015. The increase was mainly due to impairment charges in the fourth quarter 2015 ($621.3 million), lower cost of sales ($86.7 million), gain on sale of gold bullion ($72.9 million), higher revenues ($70.1 million), lower realized derivative losses($43.7 million) and revisions to asset retirement obligation estimates at closed sites ($13.4 million), partially offset by higher income tax expense ($21.9 million) and a gain on the sale of the Diavik royalty asset in 2015 ($43.5 million). The net loss from continuing operations attributable to equity holders for the fourth quarter 2016 was $5.3 million, down $670.6 million or 99% from the same prior year period. The decrease was mainly due to impairment charges in the fourth quarter 2015 ($621.3 million), lower cost of sales ($50.1 million), higher revenues ($14.3 million) and revisions to asset retirement obligation estimates at closed sites ($12.2 million), partially offset by higher income tax expense ($24.0 million).
•	Adjusted net earnings from continuing operations attributable to equity holders[2] for 2016 was $3.9 million ($0.01 per share2), up from an adjusted net loss of $170.0 million ($0.44 per share2) for the prior year. Adjusted net earnings from continuing operations attributable to equity holders[2] for the fourth quarter 2016 was $3.3 million ($0.01 per share2), up from an adjusted net loss of $62.8 million ($0.16 per share2) for the same prior year period.
•	Net cash from operating activities for 2016 was $314.4 million, up $276.1 million from 2015. The increase was mainly due to lower net settlement of derivatives ($118.8 million), higher earnings after non-cash adjustments ($103.7 million) and a change in the movement of non-cash working capital ($65.5 million). Net cash from operating activities for the fourth quarter 2016 was $65.2 million, up $102.5 million from the same prior year period, primarily due to the reasons noted above.
•	Net cash from operating activities before changes in working capital[2] for 2016 was $290.1 million, up $210.6 million from 2015. Net cash from operating activities before changes in working capital[2] for the fourth quarter 2016 was $63.3 million, up $123.2 million from the same prior year period.

Financial Position

•	Cash, cash equivalents and restricted cash were $762.7 million as at December 31, 2016, up $205.6 million from December 31, 2015. The increase was due to cash generated from operating activities ($314.4 million), net proceeds from an equity financing ($220.1 million), proceeds from the sale of gold bullion ($170.3 million), and proceeds from the issuance of flow-through shares ($43.6 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($273.6 million), repurchase of senior unsecured notes ($141.5 million), repayment of the credit facility ($70.0 million), interest paid ($41.9 million) and income taxes paid ($16.3 million).

Production and Costs

•	Attributable gold production, inclusive of joint venture operations, for 2016 was 813,000 ounces, up 7,000 ounces from 2015. The increase was due to higher grades and throughput at Rosebel (9,000 ounces), higher grades at Westwood (5,000 ounces) and higher grades at Sadiola (1,000 ounces), partially offset by lower grades and recoveries at Essakane (6,000 ounces) and the closure of Yatela (2,000 ounces). Attributable gold production, inclusive of joint venture operations, for the fourth quarter 2016 was 215,000 ounces, up 16,000 ounces from the same prior year period. The increase was due to higher grades and throughput at Rosebel (13,000 ounces) and higher grades and recoveries at Westwood (5,000 ounces), partially offset by lower recoveries at Essakane (2,000 ounces).
•	Attributable gold sales, inclusive of joint venture operations, for 2016 were 808,000 ounces, which was consistent with the prior year primarily as a result of higher sales at Westwood (3,000 ounces), offset by lower sales at Rosebel (3,000 ounces).
•	Cost of sales per ounce sold for the full year and fourth quarter 2016 was $794 and $784, respectively, down 12% and 23% from the same prior year periods due to the factors noted in the cost of sales discussion under the Financial Performance section above.
•	Total cash costs per ounce produced were $739 in 2016, 11% lower than 2015. The decrease was mainly due to higher capitalized stripping at Essakane, lower realized fuel prices, the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following workforce reductions in 2015, lower realized derivative losses and higher production at Rosebel. Total cash costs for the fourth quarter 2016 were $740 per ounce, down 10% from the same prior year period. The decrease was due to higher capitalized stripping at Essakane, lower realized fuel prices and lower costs at Rosebel due to the devaluation of the Surinamese dollar relative to the U.S. dollar and lower realized derivative losses, partially offset by higher operating costs at the Joint Ventures. Included in total cash costs were:
•	Reductions of $32 per ounce for 2016 ($35/oz for 2015) and $44/oz for the fourth quarter 2016 ($39/oz for Q4 2015) for the normalization of costs and revised ramp-up at Westwood.
•	Realized derivative losses of $1 per ounce for 2016 ($55/oz for 2015) and nil for the fourth quarter 2016 ($58/oz for Q4 2015).
•	All-in sustaining costs per ounce sold were $1,057 in 2016, 5% lower than 2015 as a result of lower cost of sales, partially offset by higher sustaining capital expenditures. Fourth quarter 2016 all-in sustaining costs were $995 per ounce, 17% lower than the fourth quarter 2015, primarily due to lower cost of sales and lower sustaining capital expenditures. Included in all-in sustaining costs were:
•	Reductions of $33 per ounce for 2016 ($35/oz for 2015) and $43 per ounce for the fourth quarter 2016 ($36/oz for Q4/15) for the normalization of costs and revised ramp-up at Westwood.
•	Realized derivative losses of $1 per ounce sold for 2016 ($63/oz for 2015) and $nil for the fourth quarter 2016 ($59/oz for Q4/15).
•	All-in sustaining costs for 2015 also included the impact from the purchase of assets held under finance leases at Rosebel, which increased all-in sustaining costs for the full year 2015 by $33 per ounce sold and for the fourth quarter by $123 per ounce.

Commitment to Zero Harm Continues

•	In 2016, we achieved record health and safety performance as measured by the frequency of all types of serious injuries (DART rate3 ). The rate of 0.30 for 2016 was better than our target of 0.62 and an improvement from 0.67 in 2015. Unfortunately, our health and safety performance was affected by a fatality in the third quarter 2016, the result of an accident involving personnel transport buses in Burkina Faso.

2017 GUIDANCE
Refer to the January 16, 2017 news release and annual MD&A for more detail.

Attributable Gold Production   845,000 to 885,000 oz

Westwood will continue to focus on underground development, with expected production of 115,000 to 125,000 ounces, nearly double that of 2016. The higher production at Westwood reflects commercial levels of production from three mining blocks, including the zone where remedial work was completed in 2016. At Rosebel, higher grades and improving productivity are expected to drive production higher, despite the lower throughput anticipated with the proportion of hard rock approaching 70%. At Essakane, throughput and recoveries are expected to increase while grades are expected to be lower. The joint ventures are expected to produce between 65,000 and 75,000 ounces.

Costs

Cost of Sales/oz	$765 - $815
Total Cash Costs/oz	$740 - $780
All-in Sustaining Costs/oz	$1,000 - $1,080

The cost of sales measure, which is used to monitor the performance of the Company, was added in the fourth quarter 2016 to provide additional operational guidance. Our cost guidance for 2017 reflects our assumptions related to oil prices and foreign exchange and our expectation that we will sustain performance optimization initiatives across the sites, while recognizing that an increasing proportion of harder rock at Rosebel and Essakane is expected to exert greater demand on crushing and grinding capacity, thereby increasing the consumption of energy and reagents.

Capital Expenditures    $250 million ±5%

Of the $250 million, $175 million is sustaining capital and $75 million development capital. Sustaining capital includes capitalized stripping for Essakane ($39 million) and Rosebel ($28 million) and $51 million for capital spares and equipment at these operations. Of the development/expansion capital, $45 million is for underground development work at Westwood and $10 million is to advance the Sadiola Sulphide Project, including completing an optimization study to refine project economics. Capital expenditures for new construction are not included in our guidance for Sadiola at this time.  We plan to move forward once the Government of Mali renews construction and operating permits, the power agreement and fiscal terms related to the project. Once the timing of project commencement is known, guidance for Sadiola will be adjusted accordingly.

Exploration Projects   $47 million

The $47 million includes exploration work at the Saramacca project near Rosebel, the drilling of saddle zones between the pits at Rosebel and highly prospective targets at Essakane. As we advance projects this year, we will be targeting initial resource estimates for Saramacca, the Monster Lake project in Quebec and the Eastern Borosi project in Nicaragua. Of the $47 million in exploration expenditures, $20 million will be capitalized and is included in the $250 million in anticipated capital expenditures for the year.

Depreciation   $260 million to $270 million

The expected depreciation expense for 2017 is consistent with 2016.

Income Taxes  $35 million to $45 million

We expect to pay cash taxes of between $35 million and $45 million in 2017. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce sold)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended December 31,	2016	2015	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	96	98	$725	$983	$686	$802	$948	$1,024
Rosebel (95%)	83	70	710	943	667	812	799	1,420
Westwood (100%)[2]	18	13	1,452	1,963	880	995	1,281	1,265
	197	181	$784	$1,019	695	820	966	1,218
Joint Ventures	18	18			1,231	877	1,265	1,043
Total operations	215	199			$740	$825	$995	$1,202
Cost of sales[1] ($/oz)			$784	$1,019
Cash costs, excluding royalties					$686	$771
Royalties					54	54
Total cash costs[3]					$740	$825
All-in sustaining costs[3]							$995	$1,202

[1]	Cost of sales, excluding depreciation, as disclosed in note 35 of the Company's annual consolidated financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.
[2]	Cost of sales per ounce sold for Westwood does not consider the impact of normalization of costs and revised ramp-up for the fourth quarter 2016 of $518 per ounce (fourth quarter 2015 - $826).
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce sold)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Years ended December 31,	2016	2015	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	377	383	$716	$836	$668	$808	$977	$1,010
Rosebel (95%)	296	287	768	860	729	849	988	1,165
Westwood (100%)[2]	65	60	1,324	1,467	894	1,001	1,182	1,292
	738	730	$794	$905	712	840	1,056	1,145
Joint Ventures	75	76			996	787	1,067	862
Total operations	813	806			$739	$835	$1,057	$1,118
Cost of sales[1] ($/oz)			$794	$905
Cash costs, excluding royalties					$683	$784
Royalties					56	51
Total cash costs[3]					$739	$835
All-in sustaining costs[3]							$1,057	$1,118

[1]			Cost of sales, excluding depreciation, as disclosed in note 35 of the Company's annual consolidated financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.
[2]			Cost of sales per ounce sold for Westwood does not consider the impact of normalization of costs and revised ramp-up for the year ended 2016 of $385 per ounce (year ended 2015 - $436).
[3]			This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

OPERATIONS ANALYSIS BY MINE SITE
(Refer to the annual MD&A for further details.)

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production for the fourth quarter and full year 2016 was 96,000 and 377,000 ounces, respectively, compared to 98,000 and 383,000 ounces in the same prior year periods. Production was lower than the prior year primarily due to lower recoveries resulting from higher graphite content in the ore, and lower grades, partially offset by higher throughput. Mill throughput in the fourth quarter was 7% higher than the same prior year period despite an increase in the proportion of hard rock to 65% from 60% in the same prior year period.

Cost of sales per ounce sold for the fourth quarter and full year 2016 was $725 and $716, respectively, compared to $983 and $836 in same prior year periods. The decreases of 26% and 14% were primarily due to lower inventory write-downs, higher capitalized stripping, lower realized derivative losses, lower realized fuel prices, lower mine consumables driven by lower tonnes mined, the stronger U.S. dollar relative to the Euro, lower royalties driven by lower sales impacting the fourth quarter 2016, partially offset by higher fuel consumption from mining at Falagountou, and an increase in fleet maintenance costs from mining harder rock.

All-in sustaining costs per ounce sold for the fourth quarter and full year 2016 were $948 and $977, respectively, compared to $1,024 and $1,010 in the same prior year periods. The decreases of 7% and 3% from the same prior year periods were primarily due to lower cost of sales, partially offset by higher sustaining capital expenditures, including an increase in capitalized stripping. Included in all-in sustaining costs for the fourth quarter and full year 2015 was the impact of realized derivative losses of $55 and $75 per ounce sold, respectively.

2017 Outlook

During 2016, Essakane completed several initiatives to improve operating performance. The commissioning of an intensive leach reactor in Q2 2016 will further improve recoveries and a geometallurgical study to improve gold recoveries when processing ore with high graphite content is expected to be completed in Q2 2017. To increase the amount of salable gold, a carbon fines treatment plant was commissioned in Q2 2016 to allow for the processing of carbon fines material at the site.

Essakane will continue optimizing production, lowering unit costs and increasing mining and milling efficiencies at higher proportions of hard rock in the mill feed. Initiatives include optimization of the grinding circuit and the addition of an oxygen plant to improve recoveries.

In 2017, attributable production is expected to range between 370,000 and 380,000 ounces.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the fourth quarter and full year 2016 was 83,000 ounces and 296,000 ounces, respectively, compared to 70,000 ounces and 287,000 ounces in the same prior year periods. Production was higher in 2016 primarily due to higher grades and throughput, partially offset by lower recoveries. Mill throughput and production during the fourth quarter 2015 were impacted by an 11 day work stoppage in December.

Cost of sales per ounce sold for the fourth quarter 2016 was $710 compared to $943 in the same prior year period. The decrease of 25% was primarily due to lower inventory write-downs and the devaluation of the Surinamese dollar relative to the U.S. dollar, partially offset by the timing of mill maintenance, higher realized fuel prices, higher fuel consumption, and higher contractor costs.

Cost of sales per ounce sold for 2016 was $768 compared to $860 in the prior year. The decrease of 11% was primarily due to the devaluation of the Surinamese dollar relative to the U.S. dollar, lower inventory write-downs, lower realized fuel prices and lower labour costs following the 2015 workforce reductions, partially offset by higher contractor costs.

All-in sustaining costs per ounce sold for the fourth quarter and full year 2016 were $799 and $988, respectively, compared to $1,420 and $1,165 in the same prior year periods. The decreases of 44% and 15% compared to the same prior year periods were primarily due to lower sustaining capital expenditures and lower cost of sales. Included in all-in sustaining costs for the fourth quarter and full year 2015 was the impact of the purchase of assets held under finance leases of $382 and $94 per ounce sold, respectively, and the impact of realized derivative losses of $58 and $46 per ounce.

During the fourth quarter 2016, we finalized an agreement with the Government of Suriname to acquire the rights to Saramacca, a property with high potential for soft rock mineralization located approximately 25 kilometres from the Rosebel mill. An initial diamond drilling program commenced at the end of the third quarter 2016 to validate historical mineral resources. Final assay results from the 2016 drilling program were reported subsequent to the year end. Highlights include 4.31 g/t Au over 101.0 metres, 3.98 g/t Au over 78.0 metres, 5.22 g/t Au over 46.5 metres and 4.78 g/t Au over 24.0 metres (see news release dated February 13, 2017). Delineation drilling is expected to continue throughout 2017 with the objective to complete an initial mineral resource estimate by Q3 2017.

2017 Outlook

Mill throughput in 2017 is expected to decrease relative to 2016 as the proportion of hard rock milled continues to increase. To manage the increasing proportions of hard rock in the mill feed, Rosebel made three major mill improvements in 2016: commissioning of a secondary crusher to increase the grinding capacity of hard rock, installation of a power flex drive to increase torque capacity in the SAG mill, and a new liner design in the grinding circuit. As well, the metallurgical improvements to elution, carbon management and gravity optimization are on-going and will continue to help reduce gold inventory in circuit. Rosebel will continue to optimize mining capacity by improving blast fragmentation, and to improve loading and hauling efficiency while reducing costs through improved fuel and tire management. Despite levels of hard rock expected to approach 70% this year from 26% in the fourth quarter 2016, we expect that grade improvements and the impact of these initiatives will enable Rosebel to deliver on its 2017 production and cost targets. Rosebel expects attributable production in 2017 to be in the range of 295,000 to 305,000 ounces.

Westwood Mine - Canada (IAMGOLD Interest - 100%)

Gold production in the fourth quarter and full year 2016 was 18,000 and 65,000 ounces, respectively, compared to 13,000 and 60,000 ounces in the same prior year periods. Production was higher primarily due to the continued ramp-up and higher grades, partially offset by lower throughput.

Underground development continued throughout 2016 to open up access to new mining areas, with lateral and vertical development of over 5,800 and 800 metres for the fourth quarter, and 22,700 and 2,000 metres for 2016, respectively. Development work continues to be on target with lateral development averaging 74 metres per day. The rehabilitation work related to reopening the 104 mining block has been completed, including all of the bypass drifts. In addition, production from planned mining blocks is on schedule and development of track drifts is ongoing and in accordance with our revised mine ramp-up plan.

Cost of sales per ounce sold for the fourth quarter and full year 2016 was $1,452 and $1,324, respectively, compared to $1,963 and $1,467 in the same prior year periods. The decrease of 26% for the fourth quarter 2016 was primarily due to higher sales. The decrease of 10% for 2016 was primarily due to the stronger U.S. dollar relative to the Canadian dollar and higher sales.

Total cash costs per ounce produced for the fourth quarter and full year 2016 were $880 and $894, respectively, compared to $995 and $1,001 in the same prior year periods. Total all-in sustaining costs per ounce sold for the fourth quarter and full year 2016 were $1,281 and $1,182, respectively, compared to $1,265 and $1,292 in the same prior year periods. In accordance with International Financial Reporting Standards, costs attributed to inventory for the fourth quarter and full year 2016 were reduced by $9.4 million and $26.4 million, respectively, to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. As a result, total cash costs and all-in sustaining costs for the fourth quarter 2016 were reduced by $551 per ounce produced and $518 per ounce sold, respectively, and for the full year 2016 by $409 per ounce produced and $385 per ounce sold.

The Company expects to discontinue normalizing total cash costs and all-in sustaining costs for Westwood during the first quarter of 2017, when Westwood is expected to resume operating at normal production levels.

2017 Outlook

Westwood's production in 2017 is expected to range between 115,000 and 125,000 ounces, which is nearly double that of 2016. We expect to be operating at commercial levels of production in 2017 from three of the five planned mining blocks, including the zone where remedial work was completed in 2016. With a focus on development activities in the production and expansion blocks, we expect to deliver on our 2017 production and cost targets while continuing to ramp up to full production by 2020. We expect to complete approximately 17 kilometres of lateral development and 3 kilometres of vertical development in 2017.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production for the fourth quarter and full year 2016 of 16,000 and 70,000 ounces, respectively, was consistent with the same prior year periods as higher grades were offset by lower throughput.

All-in sustaining costs per ounce for the fourth quarter and full year 2016 were $1,297 and $1,042, respectively, compared with $1,010 and $839 in the same prior year periods.

Although the cost of inputs, including fuel, contractor costs and other consumables, were lower in the fourth quarter and full year 2016 than in the same prior year periods, the processing of a higher proportion of ore stockpiles in 2016 versus 2015 when more marginal ore was processed, resulted in higher cash costs quarter-over-quarter and year-over-year. This is because the marginal ore would have been expensed as waste mined in prior years compared to the expensing of ore stockpiles in the same period it is processed.

With respect to the Sadiola Sulphide Project, an optimization study is being completed to refine project economics and we intend to commence construction upon the Government of Mali renewing construction and operating permits, the power agreement and fiscal terms related to the project. We expect Sadiola to continue mining oxides into early 2018 and processing oxides into early 2019.

EXPLORATION
(Refer to the annual MD&A for further details.)

In 2016, we spent $44.0 million on exploration and project studies, of which $31.7 million was expensed and $12.3 million capitalized. This compared to $48.5 million in the previous year. The following summarizes the status of our most advanced projects:

Wholly-Owned Projects

Boto - Senegal
During 2016, we completed diamond drilling at the Malikoundi deposit to target mineralization in the footwall not completely drilled out in previous campaigns and to test for potential extensions along strike to the north. We reported initial drill assay results confirming wider intervals of mineralization in the footwall and the extension of high grade mineralization along strike to the north of the deposit. Highlights included: the intersection of 32.0 metres grading 5.19 g/t Au in the footwall; and intersections of 12.0 metres grading 6.39 g/t Au and 22.0 metres grading 4.04 g/t Au north of the deposit (see news release dated September 15, 2016). As remaining drill results from 2016 are received and validated, they will be incorporated into a revised geological model to support an updated resource estimate in 2017.  During 2017, further drilling will focus on expanding the current mineral resource and identifying additional satellite zones. We plan to continue technical and environmental studies to advance the economic evaluation of the project.

Pitangui - Brazil
During 2016, diamond drilling tested targets along strike to the southeast and southwest of the São Sebastião deposit having similar electromagnetic signatures and corresponding geochemical soil anomalies to that of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the São Sebastião deposit, which could potentially host additional mineralization. In addition, work commenced on various technical and environmental studies to advance the economic evaluation of the project. Diamond drilling will continue in 2017 to explore and expand the current resource base.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Siribaya - Mali (50:50 Joint Venture with Merrex Gold Inc.)
The Siribaya exploration project is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). On December 22, 2016, we signed a definitive agreement with Merrex to acquire, in an all-share transaction, all of the issued and outstanding shares of Merrex not already owned by IAMGOLD (see news release dated December 22, 2016). The transaction is expected to close in the first quarter of 2017.

During 2016, diamond and reverse circulation drilling was completed to increase confidence in the mineralized zones at the Diakha deposit, extend the deposit at depth below the current resource pit shell, and test for the potential northern strike extension of the Diakha deposit. Reported assay results included: the intersections of 19.0 metres grading 9.28 g/t Au and 18.0 metres grading 6.73 g/t Au (see Merrex news release dated August 30, 2016). Initial wide-spaced, reverse circulation drilling along the northern strike extension confirmed the presence of gold mineralization highlighted by the intersection of 70.0 metres grading 1.55 g/t Au, including 12.0 metres grading 2.79 g/t Au (see Merrex news release dated July 6, 2016). Drilling in 2017 will focus on increasing the confidence in the current Diakha resources and delineating mineralization northward along strike and at depth. The results will be used to update the mineral resources in 2017.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)
A winter drilling program ended in April 2016 with the completion of just over 8,100 metres of diamond drilling targeting the Monster Lake Shear Zone ("MLSZ"), which is host to the 325-Megane zone. Results reported included 1.2 metres grading 20.16 g/t Au; 0.7 metres grading 9.01 g/t Au and 5.5 metres grading 2.68 g/t Au. This last hole is interpreted to have intersected a new, second zone along the MLSZ structure in an area located 200 to 400 metres to the north of the 325-Megane zone (see news release dated June 15, 2016), and requires additional drilling. Exploration activities continued throughout the latter portion of the year and involved geological and structural mapping, limited trenching and select geochemical surveys elsewhere on the property and in the immediate vicinity of the 325-Megane zone. The accumulated results and mapping programs will guide the next diamond drilling program expected to continue in 2017 to better define and extend the known mineralization along the MLSZ, with the objective to estimate an initial mineral resource during the year.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)
In the first half of 2016, we completed 4,500 metres of diamond drilling targeting extensions to known zones (Liam and Dan zones) and testing nearby Induced Polarization ("IP") anomalies. Initial results have identified the discovery of a new zone of gold mineralization coincident with an IP anomaly located immediately north of the known zones. Initial assay results (see Vanstar news release dated April 5, 2016) have confirmed intersections from the new discovery area with up to 35.8 metres grading 1.90 g/t Au from 138.0 metres depth, including 18.0 metres grading 3.20 g/t Au; and 23.0 metres grading 1.23 g/t Au from 229.0 metres depth, including 10.3 metres grading 2.02 g/t Au from 238.5 metres depth within a wide zone of altered metasedimentary rocks with numerous gold bearing intervals. Activities during the fourth quarter 2016 included the completion of an additional 5 drill holes totaling approximately 2,200 metres of diamond drilling to evaluate a newly discovered mineralized gold zone. The results are pending, and when received and validated will be used to guide further drill targeting that is expected to continue in 2017.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)
During 2016, diamond drilling tested selected gold-silver vein systems. Encouraging assay results were reported by Calibre from a number of vein systems, including: 5.6 metres grading 11.13 g/t Au and 13.7 g/t Ag from the Main Blag vein system (see Calibre news release dated July 26, 2016), and intersections of 15.4 metres grading 1.21 g/t Au and 120.9 g/t Ag and 16.5 metres grading 2.27 g/t Au and 127.9 g/t Ag from the East Dome target (see Calibre news release dated September 15, 2016).  Assay results were also reported from the first drill hole completed at the Veta Loca vein which returned 6.3 metres grading 10.15 g/t Au and 6.9 g/t Ag (see Calibre news release dated September 15, 2016). The objective of the diamond drilling program in 2017 is to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins. If the results are positive, they will be used to complete a National Instrument 43-101 resource estimate. In 2017, IAMGOLD expects to vest an initial 51% interest in the project, upon which it may elect to enter the second Option to earn up to a 70% interest in the project by completing additional exploration expenditures totaling $4.5 million and making $450,000 in payments to Calibre Mining by May 26, 2020.

Other

Loma Larga (formerly Quimsacocha) - Ecuador
IAMGOLD, through its 35.6% equity ownership of INV Metals, has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metal's news release dated July 14, 2016). On February 16, 2017, INV Metals announced a C$27.6 million bought deal financing, including a C$3.6 million over-allotment option, for advancing the development of the Loma Larga project and for general corporate purposes. Our intent is to maintain our existing equity ownership interest of 35.6%.

End Notes (excluding tables)

[1]	Cost of sales, excluding depreciation, as disclosed in note 35 of the Company's annual consolidated financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.
[2]	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[3]	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$652.0	$481.0
Restricted cash	92.0	67.0
Gold bullion (market value - $nil; December 31, 2015 - $143.3)	—	97.4
Income taxes receivable	—	3.1
Receivables and other current assets	61.0	79.5
Inventories	207.9	223.9
	1,012.9	951.9
Non-current assets
Investments in associates and joint ventures	52.6	56.6
Property, plant and equipment	1,868.2	1,853.8
Exploration and evaluation assets	169.2	155.1
Income taxes receivable	29.2	35.1
Restricted cash	18.7	9.1
Other assets	249.7	189.8
	2,387.6	2,299.5
	$3,400.5	$3,251.4
Liabilities and Equity
Current liabilities
Bank indebtedness	$—	$70.0
Accounts payable and accrued liabilities	162.9	143.2
Income taxes payable	14.7	14.6
Current portion of provisions	15.8	13.4
Current portion of other liabilities	2.1	9.1
	195.5	250.3
Non-current liabilities
Deferred income tax liabilities	159.0	145.8
Provisions	289.8	289.3
Long-term debt	485.1	628.1
	933.9	1,063.2
	1,129.4	1,313.5
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	2,628.2	2,366.2
Contributed surplus	40.1	38.2
Deficit	(409.7)	(461.2)
Accumulated other comprehensive loss	(36.9)	(47.4)
	2,221.7	1,895.8
Non-controlling interests	49.4	42.1
	2,271.1	1,937.9

	$3,400.5	$3,251.4

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended December 31, (unaudited)		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015
Continuing Operations
Revenues	$252.5	$238.2	$987.1	$917.0
Cost of sales	233.4	283.5	884.9	971.6
Gross profit (loss)	19.1	(45.3)	102.2	(54.6)
General and administrative expenses	(10.0)	(9.2)	(38.8)	(39.1)
Exploration expenses	(11.1)	(6.6)	(31.7)	(30.7)
Impairment charges	—	(621.3)	—	(621.3)
Other income (expenses)	11.0	(1.5)	0.8	(16.3)
Earnings (loss) from operations	9.0	(683.9)	32.5	(762.0)
Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes	(1.4)	4.4	6.1	9.7
Finance costs	(3.5)	(9.1)	(25.2)	(38.3)
Foreign exchange gain (loss)	(6.2)	(3.4)	(5.2)	0.5
Interest income and derivatives and other investment gains	(1.7)	(10.5)	87.0	6.3
Earnings (loss) before income taxes	(3.8)	(702.5)	95.2	(783.8)
Income taxes	1.0	25.0	(33.4)	(11.5)
Net earnings (loss) from continuing operations	(2.8)	(677.5)	61.8	(795.3)
Net earnings from discontinued operations	—	—	—	41.8
Net earnings (loss)	$(2.8)	$(677.5)	$61.8	$(753.5)
Net earnings (loss) from continuing operations attributable to
Equity holders of IAMGOLD Corporation	$(5.3)	$(675.9)	$52.6	$(797.1)
Non-controlling interests	2.5	(1.6)	9.2	1.8
Net earnings (loss) from continuing operations	$(2.8)	$(677.5)	$61.8	$(795.3)
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation	$(5.3)	$(675.9)	$52.6	$(755.3)
Non-controlling interests	2.5	(1.6)	9.2	1.8
Net earnings (loss)	$(2.8)	$(677.5)	$61.8	$(753.5)
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	451.8	391.6	420.8	389.9
Diluted	451.8	391.6	423.9	389.9
Earnings (loss) per share from continuing operations ($ per share)
Basic	$(0.01)	$(1.73)	$0.13	$(2.04)
Diluted	$(0.01)	$(1.73)	$0.12	$(2.04)
Basic and diluted earnings per share from discontinued operations ($ per share)	$—	$0.01	$—	$0.11
Earnings (loss) per share ($ per share)
Basic	$(0.01)	$(1.73)	$0.13	$(1.93)
Diluted	$(0.01)	$(1.73)	$0.12	$(1.93)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended December 31, (unaudited)		Years ended December 31,
(In millions of U.S. dollars)	2016	2015	2016	2015
Net earnings (loss)	$(2.8)	$(677.5)	$61.8	$(753.5)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities	(4.4)	6.0	7.5	(0.1)
Net realized change in fair value of marketable securities	(0.8)	(6.5)	(2.8)	(1.2)
Tax impact	0.4	0.3	(1.2)	0.7
	(4.8)	(0.2)	3.5	(0.6)
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	(0.7)	(7.8)	5.2	(36.3)
Time value of options and forward contracts excluded from hedge relationship	(2.8)	0.4	(4.2)	3.8
Net change in fair value of cash flow hedges reclassified to the statements of earnings	1.2	3.4	6.4	20.6
Time value of options and forward contracts reclassified to the statements of earnings	—	(0.1)	—	(0.6)
Tax impact	0.4	0.5	(0.2)	0.1
Movement in cash flow hedge fair value reserve from discontinued operations, net of income taxes	—	—	—	1.6
	(1.9)	(3.6)	7.2	(10.8)
Currency translation adjustment	(0.2)	0.5	(0.3)	(0.8)
Other	—	(0.3)	—	(0.3)
Total other comprehensive income (loss)	(6.9)	(3.6)	10.4	(12.5)
Comprehensive income (loss)	$(9.7)	$(681.1)	$72.2	$(766.0)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation	$(12.2)	$(679.5)	$63.0	$(767.8)
Non-controlling interests	2.5	(1.6)	9.2	1.8
Comprehensive income (loss)	$(9.7)	$(681.1)	$72.2	$(766.0)

Comprehensive income (loss) arises from:
Continuing operations	$(9.7)	$(680.8)	$72.2	$(809.1)
Discontinued operations	—	(0.3)	—	43.1
Comprehensive income (loss)	$(9.7)	$(681.1)	$72.2	$(766.0)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended December 31, (unaudited)		Years ended December 31,
(In millions of U.S. dollars)	2016	2015	2016	2015
Operating activities
Net earnings (loss)	$(2.8)	$(677.5)	$61.8	$(753.5)
Adjustments for:
Finance costs	3.5	9.0	25.2	38.8
Depreciation expense	68.6	64.7	263.5	264.2
Changes in asset retirement obligations at closed sites	(13.1)	(0.9)	(9.8)	3.6
Income tax expense	(1.0)	(25.0)	33.4	11.5
Derivative loss (gain)	4.3	16.9	3.0	66.6
Gain on sale of gold bullion	—	—	(72.9)	—
Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes	1.4	(4.4)	(6.1)	(9.7)
Impairment charges	—	621.3	—	621.3
Gain on sale of royalty asset	—	—	—	(43.5)
Gain on disposal of discontinued operations		(39.0)	—	(39.0)
Effects of exchange rate fluctuation on restricted cash	2.8	0.2	(1.0)	0.5
Effects of exchange rate fluctuation on cash and cash equivalents	2.3	5.8	0.6	19.5
Other non-cash items	8.6	50.2	9.6	23.3
Adjustments for cash items:
Dividends from joint ventures	—	8.2	11.3	12.3
Settlement of derivatives	(0.8)	(86.5)	(9.5)	(128.3)
Disbursements related to asset retirement obligations	(0.7)	(0.5)	(2.7)	(2.5)
Other	—	(0.1)	—	(0.1)
Movements in non-cash working capital items and non-current ore stockpiles	1.9	22.6	24.3	(41.2)
Cash from operating activities, before income taxes paid	75.0	(35.0)	330.7	43.8
Income tax paid	(9.8)	(2.3)	(16.3)	(5.5)
Net cash from (used in) operating activities	65.2	(37.3)	314.4	38.3
Investing activities
Property, plant and equipment
Capital expenditures	(51.2)	(49.2)	(269.5)	(191.4)
Capitalized borrowing costs	—	(6.6)	(17.3)	(12.3)
Proceeds from sale of gold bullion	—	—	170.3	—
Net proceeds from disposal of discontinued operations	—	—	—	491.2
Proceeds from sale of royalty asset	—	—	—	52.5
Decrease (increase) in restricted cash	10.0	(67.0)	(33.6)	(67.9)
Acquisition of Saramacca exploration and evaluation asset	(10.0)	—	(10.0)	—
Capital expenditures for exploration and evaluation assets	(0.6)	(4.2)	(4.1)	(9.3)
Acquisition of non-controlling interests	—	(8.4)	—	(8.4)
Other investing activities	0.7	(0.8)	(0.5)	11.7
Net cash from (used in) investing activities	(51.1)	(136.2)	(164.7)	266.1
Financing activities
Interest paid	—	(15.6)	(24.6)	(33.1)
Net proceeds from issuance of common shares	—	—	220.1	—
Proceeds from issuance of flow-through common shares	13.3	3.7	43.6	43.0
Purchase of senior unsecured notes	—	—	(141.5)	(11.5)
Proceeds (repayment) of credit facility	—	70.0	(70.0)	70.0
Repayment of finance leases	—	(28.3)	—	(28.3)
Other financing activities	(0.4)	(2.3)	(5.7)	(14.5)
Net cash from financing activities	12.9	27.5	21.9	25.6
Effects of exchange rate fluctuation on cash and cash equivalents	(2.3)	(5.8)	(0.6)	(19.5)
Increase (decrease) in cash and cash equivalents	24.7	(151.8)	171.0	310.5
Cash and cash equivalents, beginning of the period	627.3	632.8	481.0	158.5
Cash and cash equivalents held for sale, beginning of the period	—	—	—	12.0
Cash and cash equivalents, end of the year	$652.0	$481.0	$652.0	$481.0

CONFERENCE CALL

A conference call will be held on Thursday, February 23, 2017 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2016 fourth quarter and full year operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1091#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the heading "2016 Highlights" and "2017 Guidance", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

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For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738 Mobile: (647) 967-9942; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:15e 22-FEB-17